  Exhibit 99.1

High Tide Makes ROB Annual Ranking of Canada's Top Growing Companies for Fifth Consecutive Year

CALGARY, AB, Sept. 26, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it placed No. 182 out of 400 companies listed on the 2025 Report on Business ranking of Canada's Top Growing Companies, with a three-year revenue growth rate of 188%.

This follows the Company's 2024 ranking of 87th out of 417 companies, with a three-year growth rate of 486%.

"For the fifth consecutive year, High Tide has been recognized by Report on Business as one of Canada's Top Growing Companies. This achievement reflects our team's hard work, the loyalty of our Cabana Club members, and the strength of our value-focused retail model," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"While this recognition highlights the success of our Canadian operations to date, the recent closing of our majority acquisition of Remexian marks the beginning of an exciting new chapter for High Tide. By entering Europe's largest cannabis market, this expansion will enhance our revenue profile, broaden our international footprint, and create new opportunities for long-term growth. As always, I extend my deepest gratitude to our entire team for continuing to drive value creation across everything we do," added Mr. Grover.

Canada's Top Growing Companies is an editorial ranking that was launched in 2019 to celebrate the achievements of innovative businesses in Canada. To qualify for this voluntary program, companies had to complete an in-depth application process and fulfill revenue requirements. In total, 400 companies earned a spot on this year's ranking. The full list of 2025 winners along with editorial coverage is published in the October issue of Report on Business magazine. The list is also published online here.

"Our annual ranking of Canada's Top Growing Companies reflects the sector- spanning ingenuity of this country's entrepreneurs and corporate leaders," says Dawn Calleja, Editor of Report on Business magazine. "And we think it's important to tell their stories, to help inspire the next generation of up-and-comers across the country."

ABOUT REPORT ON BUSINESS

Report on Business magazine is the trusted source for business leaders and ambitious Canadians making a difference. With a monthly readership of 2.7 million across print and digital, Report on Business is the premier magazine for leaders across industries, corporations, start-ups, and small businesses.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 210 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: our ability of the Remexian acquisition to enhance our revenue profile, broaden our international footprint, and create new opportunities for long-term growth. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 11:30e 26-SEP-25